FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Preview of Income Statement for the first quarter of 2007

2.	Presentation, dated May 14, 2007 entitled “2007 First Quarter Preliminary Results”

3.	Press Release, dated May 14, 2007, announcing financial results for the first quarter of 2007

Item 1

Preview of income statement for first quarter 2007

Net income reaches Eu888 million, 3% higher than in the first quarter last year

Unaudited figures (IFRS)

FIRST QUARTER 2007 RESULTS	1Q06	4Q06	1Q07	% Variation 1Q06/1Q07
REPORTED EARNINGS (Million euros)
INCOME FROM OPERATIONS	1,604	845	1,407	-12.3
NET INCOME	862	473	888	3.0

PROFORMA INDICATORS (Million euros)
ADJUSTED OPERATING INCOME	1,584	974	1,409	-11.0
ADJUSTED NET INCOME	844	547	838	-0.7

EARNINGS PER SHARE
Euros per share	0.71	0.39	0.73	3.0
Dollars per share	0.86	0.51	0.97	12.8

FIRST QUARTER 2007 HIGHLIGHTS

•

Net Income in first quarter was Eu888 million, 3.0% higher than in the same quarter last year. These results were achieved thanks to improvement in all business areas except Exploration & Production, which were penalised by lower prices and the weakness of the dollar.

•

Income from operations totalled Eu1,407 million, Eu197 million less than in first quarter 2006. This drop was mainly the result of the appreciation of the euro against the dollar, lower oil prices, with Brent oil trading down from $61.79 per barrel to $57.76 per barrel, and inventory variations. These negative effects were partially compensated by higher margins in refining, marketing, LPG, and natural gas, as well as in petrochemicals.

•

The Annual General Meeting, held on 9 May, approved all the items in the agenda put to vote, including payment of a final gross dividend of Eu0.36 per share, bringing the total dividend for 2006 to Eu0.72 gross per share, 20% higher than in the previous year. The AGM also approved the appointment of Luis Carlos Croissier Batista and Ángel Durández Adeva as Independent Outside Directors, thereby increasing the total number of Directors on the Board from 14 to 16.

1. BREAKDOWN OF THE CONSOLIDATED INCOME STATEMENT

At Eu1,407 million, income from operations in the quarter was Eu197 million lower than in first quarter 2006. The main reasons for this drop were:

•	The appreciation of the euro against the dollar, rising from $1.201/euro in first quarter 2006 to $1.311/euro in first quarter 2007, had an adverse impact of Eu105 million in this quarter.

•	The drop in oil prices, with Brent oil down from $61.79 per barrel in first quarter 2006 to $57.76 per barrel in first quarter 2007, with a negative effect of Eu117 million in this quarter.

•	The variation in the costs of sales between current cost of supplies and MIFO generates a negative effect of Eu214 million in the comparison with the first quarter 2006.

Higher margins in refining, marketing, LPG, and natural gas, as well as in petrochemicals compensated these negative effects.

In the refining & marketing area, the company’s refining margin indicator in this first quarter at $7.3 per barrel was considerably higher than the $5.7 per barrel in the same quarter a year ago, boosting income from operations by approximately Eu140 million. As for marketing, commercialization margins in Spain and in Argentina were higher than first quarter 2006.

The chemical activity recorded wider margins on basic petrochemicals resulting from high olefin prices, which contributed to an increase of Eu49 million in income from operations.

Lastly, the gas and power area reflected strong performance of the gas marketing activity in Spain.

EBITDA totalled Eu2,036 million, 13.5% down year-on-year. Earnings per share were Eu0.73 in first quarter 2007 versus Eu0.71 in the same quarter 2006. In dollars, net income per share in this quarter was $0.97, up 12.8% against the same quarter in 2006.

Net income was Eu888 million, 3.0% higher than in first quarter 2006, boosted by Eu10 million of positive financial results and a lower tax rate in the quarter, 36.9% vs. 42% in the same period a year earlier.

2. BREAKDOWN OF RESULTS BY BUSINESS AREA

2.1. EXPLORATION & PRODUCTION

Unaudited figures (IFRS)

	1Q06	4Q06	1Q07	% Variation 1Q07/1Q06
INCOME FROM OPERATIONS (Million euros)	916	396	625	-31.8
ADJUSTED INCOME FROM OPERATIONS (Million euros)	919	575	625	-32.0
OIL AND LIQUIDS PRODUCTION (Thousand boepd)	533.7	515.9	511.6	-4.1
GAS PRODUCTION (Million scf/d)	3,349	3,286	3,217	-4.0
TOTAL PRODUCTION (Thousand boepd)	1,130.2	1,101.1	1,084.5	-4.0
INVESTMENTS (Million euros)	475	676	1,048	120.6
EXPLORATION EXPENSES (Million euros)	86	168	102	18.6

REALISATION PRICES	1Q06	4Q06	1Q07	% Variation 1Q07/1Q06
Brent ($/Bbl)	61.79	59.68	57.76	-6.5
WTI ($/Bbl)	63.47	62.92	58.27	-8.2
LIQUIDS ($/Bbl)	42.87	42.33	41.09	-4.2
GAS ($/kscf)	2.07	2.46	2.53	22.2

1,000 M scf/d = 28.32 M m3/d = 17.809 Mboepd

Income from operations in first quarter 2007 reached Eu625 million. The analysis of the variation in results is clearer if Venezuela is considered separately since lower production volumes resulting from the migration to Joint Ventures were compensated by higher prices, all of which produced a negative impact of Eu5 million with respect to first quarter 2006.

Excluding Venezuela, the drop in income from operations is mainly attributable to lower international oil prices (Eu117 million), widespread cost increments in the industry (Eu65 million), the above-mentioned currency exchange impact (Eu50 million), higher amortizations (Eu54 million) and other concepts totalling Eu39 million.

Repsol YPF liquids realisation prices, excluding Venezuela, averaged $40.78 per barrel versus $44.61 per barrel a year earlier and $42.06 per barrel in fourth quarter 2006.

The average price of gas in the quarter, without considering Venezuela, was $2.07 per thousand cubic feet, up 7.1% year-on-year. This rise was mainly driven by higher average gas selling prices in Trinidad & Tobago and in Argentina, where the average of $1.88 per Kscf in this quarter was 11% up year-on-year. Nevertheless, considering that part of the price increase is attributable to higher taxes levied on gas exports, mainly in Chile, this increase has a negligible impact on earnings.

Total production in first quarter 2007, without considering Venezuela, was 1,041,300 boepd, 1.0% higher year-on-year. This increase was mainly driven by production from the Albacora Leste field in Brazil (19 kboepd) and production growth in Trinidad & Tobago thanks to the capacity increase that went on stream at the fourth train at Atlantic LNG. These increases were partially curtailed by lower production in Argentina because of fields decline, in Algeria due to the scheduled turnaround of TFT and, in Bolivia because of weaker gas demand in Brazil.

Crude oil and liquids production in the quarter was 499,700 bpd, 1% up on the year year-on-year. Output in ABB (Argentina, Bolivia & Brazil) was 380 kbpd, rising 2.7% thanks to production at the Albacore Leste field in Brazil although this rise was partially offset by a 1.7% production drop in Argentina and Bolivia. Production in the rest of the world was 120 kbpd, down 3% year on year mainly because of lower production in Dubai due to field decline, and Algeria as a result of the aforementioned effect of the scheduled turnarounds. This shortfall was partially compensated by production growth in Colombia and Ecuador.

Gas production was 3,041 Mscf/d (541,510 boepd), growing 1.0% year-on-year in comparison with the previous year. Production growth was principally in Trinidad & Tobago (11 kboepd), partially curtailed by a drop in Algeria (4 kboepd).

In Venezuela, production in the quarter was 43.2 kboepd versus 99.0 kboepd in the quarter a year earlier mainly because of the migration to joint ventures (46.5 kboepd) and limitations on gas deliveries to PDVSA (9.4 kboepd).

At Eu1,048 million, first quarter investments in the Exploration & Production area were up 120.6% year-on-year. This rise is mainly the result of the acquisition of a 28% stake in Gheghis Khan in the Gulf of Mexico (U.S.A.), greater investments in development, as well as in the Canaport regassification plant and the Peru LNG project. Investments in development accounted for 36% of the total in the quarter, and were spent mostly in Argentina (49%), the U.S. (15%), Trinidad & Tobago (13%), Algeria (8%), and Ecuador (5%).

2.2. REFINING & MARKETING

Unaudited figures (IFRS)

	1Q06	4Q06	1Q07	% Variation 1Q07/1Q06
INCOME FROM OPERATIONS (Million euros)	603	244	637	5.6
ADJUSTED INCOME FROM OPERATIONS (Million euros)	605	281	633	4.6
OIL PRODUCT SALES (Thousand tons)	14,469	14,951	14,502	0.2
LPG SALES (Thousand tons)	1,122	955	1,058	-5.7
INVESTMENTS (Million euros)	134	474	215	60.4

REFINING MARGIN INDICATORS ($/bbl)	1Q06	4Q06	1Q07	% Variation 1Q07/1Q06
Spain	4.61	4.39	6.54	41.9
ABB	8.42	8.65	10.11	20.1
Repsol YPF	5.70	5.69	7.28	27.7

Income from operations in first quarter 2007 was Eu637 million in comparison with Eu603 million in first quarter 2006.

Year-on-year variations are mainly attributable, on the upside, to higher refining margins and the positive evolution of the margin-volume mix in marketing and LPG activities and, on the downside, to considerable stock losses and the depreciation of the dollar against the euro.

The refining margin, up $1.6 per barrel mainly thanks to wider gasoline spreads, boosted income from operations by approximately Eu140 million. Distillation levels were similar year-on-year although 3.1% lower in Spain because of the scheduled turnarounds at the Cartagena and Puertollano refineries.

The variation in the cost of sales between current cost of supplies and MIFO generates a negative effect of Eu201 million in the comparison with the first quarter 2006.

In Spain, fuel margins at service stations were higher than in first and fourth quarters of 2006, driving up results by approximately Eu60 million.

In ABB, light product sales to our own marketing network were up 6.6% year-on-year and margins improved significantly, particularly in January and February, thanks to the evolution of international product prices which enhanced income from operations in the marketing area by approximately Eu56 million.

In the LPG business, margins in most countries were higher than in first quarter 2006, contributing to an increase in income from operations despite the 5.7% drop in sales volumes. This drop occurred in the retail channel in Spain (due to weaker market demand and milder temperatures) and in the Argentinean wholesale channel (product shortages). These effects were compensated by increases in Peru (15.6%), Chile (10.5%), and Ecuador (6.6%).

Investments in Refining and Marketing in first quarter 2007 amounted to Eu215 million and were mainly spent on current refining projects, upgrading operations and installations, safety and the environment, fuel quality, and conversion.

2.3. CHEMICALS

Unaudited figures (IFRS)

	1Q06	4Q06	1Q07	% Variation 1Q07/1Q06
INCOME FROM OPERATIONS (Million euros)	39	145	88	125.6
ADJUSTED INCOME FROM OPERATIONS (Million euros)	40	89	88	120.0
CHEMICAL PRODUCT SALES (Thousand tons)	1,168	1,149	1,147	-1.8
INVESTMENTS (Million euros)	31	94	40	29.0

INTERNATIONAL MARGIN INDICATORS	1Q06	4Q06	1Q07	% Variation 1Q07/1Q06
Cracker (Euros per ton)	438	684	557	27.1
Derivatives Europe (Euros per ton)	348	347	340	-2.2
Derivatives Latin America (US$ per ton)	238	331	351	47.7

These indicators represent feedstock margins based on international petrochemical product prices for reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

First quarter 2007 income from chemical operations was Eu88 million versus Eu39 million in the same quarter a year earlier.

These variations are mainly the outcome of enhanced Basic and Derivative petrochemical margins in Latin America and lower energy costs.

Wider international margins on Basic Chemicals were possible thanks to high ethylene and propylene prices and the drop in naphtha and crude oil prices.

As for Derivatives, in Latin America, volumes in all business lines were higher and margins showed improvement, particularly in the case of methanol.

Investments in first quarter 2007 totalled Eu40 million, up 29.0% year-on-year. The bulk of investments this quarter was allotted to the construction of a benzene plant with 190 kt/year installed capacity that will go on stream in 2007 and a 33% capacity increase at the PO/SM plant, both in Tarragona.

2.4. GAS & POWER

Unaudited figures (IFRS)

	1Q06	4Q06	1Q07	% Variation 1Q07/1Q06
INCOME FROM OPERATIONS (Million euros)	141	108	149	5.7
ADJUSTED INCOME FROM OPERATIONS (Million euros)	111	106	149	34.2
INVESTMENTS (Million euros)	83	92	48	-42.2

Income from operations in first quarter 2007 rose 5.7% year-on-year to Eu149 million versus Eu141 million posted a year ago. Discounting the effect of the sale of Enagas shares in first quarter 2006, income was up 34.2%.

Income growth reflects the considerable increase in Gas Natural SDG results in the natural gas marketing and distribution business areas which more than compensated for the drop in the power business in Spain resulting from lower electricity pool prices. Performance of Latin American activities and the natural gas marketing business in Spain was particularly strong.

Results from gas distribution activities in Spain increased in line with the remuneration recognised for Gas Natural SDG for 2007.

In Latin America, results were higher mainly because of good performance by distribution activities Colombia. In Argentina, tariff hikes, pending since the end of 2005, were officially implemented. This earnings growth is particularly noteworthy taking into account the devaluation of the dollar and local currencies against the euro.

Natural gas marketing in Spain continues to show ongoing improvement thanks to the company’s strategy of optimising the portfolio of gas contracts in the liberalised market and a price policy aligned to current market conditions.

First quarter 2007 investments in Gas & Power were down year-on-year, at Eu48 million, and were mainly spent on the distribution business in Spain and power generation projects.

2.5. CORPORATE AND OTHERS

This caption reflects income not attributable to operating areas. An expense of Eu92 million was booked in first quarter 2007, in line with first quarter 2006.

3. FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (Million euro)	4Q06	1Q07	% Variation 1Q07/4Q06
NET DEBT AT THE START OF THE PERIOD	5,870	4,396	-25.1
EBITDA	-1,918	-2,036	6.2
VARIATION IN TRADE WORKING CAPITAL	-968	16	—
INVESTMENTS (1)	1,410	1,250	-11.3
DIVESTMENTS	-252	-39	-84.5
DIVIDENDS (including those of affiliates)	28	452	1,514.3
TRANSLATION DIFFERENCES (2)	-182	-53	-70.9
TAXES	334	355	6.3
OTHER MOVEMENTS	74	85	14.9
NET DEBT AT THE END OF THE PERIOD	4,396	4,426	0.7
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	7,841	7,924	1.1
Debt ratio
TOTAL CAPITAL EMPLOYED (million euro)	25,883	26,755	3.4
NET DEBT / CAPITAL EMPLOYED (%)	17.0	16.5	-2.9
NET DEBT + PREFERRED SHARES / CAPITAL EMPLOYED (%)	30.3	29.6	-2.3

(1)	There were additional financial investments totalling Eu127 million bringing total investment to Eu1,377 million (see investment table)
(2)	At 30 March 2007, Eu1 = $1.332

The company’s net debt at the end of first quarter 2007 was Eu4,426 million, showing a slight rise of Eu30 million against the 30 December 2006 figure.

The volume of EBITDA generated in the quarter, up 6.2% against fourth quarter 2006, made it possible to amply finance Eu1,250 million of investments in this period, the Eu440 million interim dividend against 2006 results, and Eu12 million in dividends to minority interests.

The Net Debt/Capital employed ratio at 30 March 2007 stood at 16.5%, down 0.5 percentage points against the figure reported at 30 December 2006. Including preferred shares, this ratio went from 30.3% in December 2006 to 29.6% at 31 March 2007.

Financial results in first quarter 2007 were Eu10 million against a financial loss of Eu119 million in first quarter 2006. This turnaround is mainly attributable to the reversion of the interest accrued on some fiscal provisions amounting to Eu65 million.

Unaudited figures (IFRS)

FINANCIAL EXPENSES (Million euros)	1Q06	4Q06	1Q07	% Variation 1Q07/1Q06
NET INTEREST EXPENSE	94	72	83	-11.7
DIVIDENDS PAID ON PREFERRED SHARES	46	49	46	—
CAPITALISED INTEREST, DERIVATIVES & PROVISIONS	31	24	-26	—
TRANSLATION DIFFERENCES	-70	-18	-65	7.1
OTHER FINANCIAL INCOME (EXPENSES)	18	-32	-48	—
TOTAL	119	95	-10	—

4. OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

4.1. TAXES

The effective tax corporate tax rate for full-year 2007 is estimated at 40%, lower than in 2006 mainly due to the reduction of the Corporate Tax rate in Spain and the abandonment of activities in Dubai, which were taxed at a rate of 98%.

Nevertheless, the effective tax rate in the quarter was 36.9% because of the aforementioned reversal of fiscal provisions. Taxes accrued in this quarter totalled Eu522 million.

4.2. EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euros)	1Q06	4Q06	1Q07	% Variation 1Q07/1Q06
E&P	17	9	15	-11.8
R&M	8	58	15	87.5
CHEMICALS	—	—	—	—
G&P	1	-1	—	—
TOTAL	26	66	30	15.4

Income from equity-accounted companies in first quarter 2007 totalled Eu30million in comparison to Eu26 million in the same quarter 2006, mainly consisting of the contribution from CLH and Atlantic LNG.

4.3. MINORITY INTERESTS

Minority interests in first quarter 2007 were Eu37 million versus Eu25 million in first quarter 2006 thanks to income growth in La Pampilla and Andina.

5. HIGHLIGHTS

We would like to highlight the following events that have arisen since our last quarterly report:

In Exploration & Production, Antonio Brufau, Chairman and CEO of Repsol YPF, and Shokri Ghanem, chairman of the Libyan National Oil Company (NOC), recently announced an agreement for the development of field I/R, with 1,261 million barrels of “oil in place”, making this the most important oil discovery in the company’s history. The discovery of this major field in the prolific Murzuq Basin, which includes blocks NC186 and NC115, with Repsol YPF having a stake in both, will enable the company to double its production and reserves in Libya over the coming years and consolidate its presence in North Africa. This region is not only the most profitable area for the company, but also guarantees its sustained growth over the next few years. Repsol YPF participates in NC-115 and NC-186 fields, with a total production of more than 250,000 bopd of the highest quality crude oil and net proven reserves for Repsol YPF of 114 million barrels.

Stream, the Repsol YPF and Gas Natural 50-50% joint venture, will be incorporating three new liquefied natural gas (LNG) tankers, one from Naviera Elcano and two from Knutsen OAS. Repsol YPF has entered into time-charter agreements for these three vessels that will be incorporated in the joint-venture’s fleet in 2010 for the Peru LNG project. Each of the tankers will have a nominal capacity of 173,000 m3 of LNG.

In the Corporation, last April, Repsol YPF was rated the best oil company in Europe in Corporate Social Responsibility and among the twelve top ranking in the Continent, according to The Good Company Ranking 2007 study, prepared by Kirchhoff Consultant and Deloitte. The results of study, which rates the leading 12 companies in the Continent, were unveiled at the World Economic Forum in Davos.

On 9 May, the Annual General Meeting approved all the items submitted to vote, including the payment of a final gross dividend of Eu0.36 per share, bringing the total gross dividend for 2006 to Eu0.72 per share, 20% higher than in the previous year.

The AGM also approved the appointment of Luis Carlos Croissier Batista and Ángel Durández Adeva as Independent Outside Directors, increasing the total number of Directors on the Board from 14 to 16. Lastly, the appointment by the Board of Directors of Juan Abelló Gallo, Luis Fernando del Rivero Asensio, José Manuel Loureda Mantiñán and Manuel Raventós Negra, were ratified by the AGM.

Madrid, 14 May 2007

Investor Relations

E-mail: INVERSORES@repsolypf.com

Pº Castellana 278-280

28046 Madrid (Spain)

Tel. 34 913 48 55 48

Fax. 34 913 48 87 77

Website: www.repsolypf.com

TABLES

1st QUARTER 2007 RESULTS

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-MARCH
	1Q06	4Q06	1Q07	2006	2007
EBITDA	2,354	1,918	2,036	2,354	2,036
Income from continuous operations before financial expenses	1,604	845	1,407	1,604	1,407
Financial expenses	(119)	(95)	10	(119)	10
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	1,485	750	1,417	1,485	1,417
Income tax	(624)	(330)	(522)	(624)	(522)
Share in income of companies carried by the equity method	26	66	30	26	30
Income for the period	887	486	925	887	925

ATTRIBUTABLE TO:

Minority interests	25	13	37	25	37

EQUITY HOLDERS OF THE PARENT	862	473	888	862	888

Earnings per share accrued by parent company (*)
* Euros/share	0.71	0.39	0.73	0.71	0.73
* $/ADR	0.86	0.51	0.97	0.85	0.97

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.

Dollar/euro exchange rate at date of closure of each quarter

1.208 dollars per euro in 1Q06

1.317 dollars per euro in 4Q06

1.332 dollars per euro in 1Q07

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	1Q 06			JANUARY-MARCH 2006
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,604	(20)	1,584	1,604	(20)	1,584
Exploration & Production	916	3	919	916	3	919
Refining & Marketing	603	2	605	603	2	605
Chemicals	39	1	40	39	1	40
Natural gas & Power	141	(30)	111	141	(30)	111
Corporate & others	(95)	4	(91)	(95)	4	(91)
Financial expenses	(119)	—	(119)	(119)	—	(119)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,485	(20)	1,465	1,485	(20)	1,465
Income tax	(624)	2	(622)	(624)	2	(622)
Share in income of companies carried by the equity method	26	—	26	26	—	26
Income for the period	887	(18)	869	887	(18)	869

ATTRIBUTABLE TO:

Minority interests	25	—	25	25	—	25

EQUITY HOLDERS OF THE PARENT	862	(18)	844	862	(18)	844

	4Q 06			JANUARY-DECEMBER 2006
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	845	129	974	5,911	(135)	5,776
Exploration & Production	396	179	575	3,286	342	3,628
Refining & Marketing	244	37	281	1,855	(43)	1,812
Chemicals	145	(56)	89	353	(54)	299
Natural gas & Power	108	(2)	106	469	(71)	398
Corporate & others	(48)	(29)	(77)	(52)	(309)	(361)
Financial expenses	(95)	—	(95)	(482)	—	(482)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	750	129	879	5,429	(135)	5,294
Income tax	(330)	(55)	(385)	(2,220)	(9)	(2,229)
Share in income of companies carried by the equity method	66		66	139	—	139
Income for the period	486	74	560	3,348	(144)	3,204

ATTRIBUTABLE TO:

Minority interests	13	—	13	224	(112)	112

EQUITY HOLDERS OF THE PARENT	473	74	547	3,124	(32)	3,092

	1Q 07			JANUARY-MARCH 2007
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,407	2	1,409	1,407	2	1,409
Exploration & Production	625	—	625	625	—	625
Refining & Marketing	637	(4)	633	637	(4)	633
Chemicals	88	—	88	88	—	88
Natural gas & Power	149	—	149	149	—	149
Corporate & others	(92)	6	(86)	(92)	6	(86)
Financial expenses	10	(65)	(55)	10	(65)	(55)
Income of discontinued operations before tax	—	—	—	—	—	—
Income before income tax and income of associates	1,417	(63)	1,354	1,417	(63)	1,354
Income tax	(522)	18	(504)	(522)	18	(504)
Share in income of companies carried by the equity method	30	(5)	25	30	(5)	25
Income for the period	925	(50)	875	925	(50)	875

ATTRIBUTABLE TO:

Minority interests	37	—	37	37	—	37

EQUITY HOLDERS OF THE PARENT	888	(50)	838	888	(50)	838

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-MARCH
	1Q06	4Q06	1Q07	2006	2007
Exploration & Production	2,486	2,478	2,385	2,486	2,385
Spain	54	35	26	54	26
ABB	1,364	1,422	1,328	1,364	1,328
Rest of World	1,068	1,021	1,031	1,068	1,031

Refining & Marketing	11,508	8,875	10,205	11,508	10,205
Spain	8,254	5,504	6,718	8,254	6,718
ABB	1,873	1,811	2,020	1,873	2,020
Rest of World	1,381	1,560	1,467	1,381	1,467

Chemicals	1,125	1,096	1,179	1,125	1,179
Spain	838	828	866	838	866
ABB	197	200	210	197	210
Rest of World	90	68	103	90	103

Natural Gas & Power	997	841	850	997	850
Corporate & others	(1,932)	(1,638)	(1,681)	(1,932)	(1,681)

TOTAL	14,184	11,652	12,938	14,184	12,938

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-MARCH
	1Q06	4Q06	1Q07	2006	2007
Exploration & Production	916	396	625	916	625
Spain	15	(8)	5	15	5
ABB	415	74	170	415	170
Rest of World	486	330	450	486	450

Refining & Marketing	603	244	637	603	637
Spain	483	252	407	483	407
ABB	81	(24)	162	81	162
Rest of World	39	16	68	39	68

Chemicals	39	145	88	39	88
Spain	1	100	26	1	26
ABB	30	49	49	30	49
Rest of World	8	(4)	13	8	13

Natural Gas & Power	141	108	149	141	149

Corporate & others	(95)	(48)	(92)	(95)	(92)

TOTAL	1,604	845	1,407	1,604	1,407

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-MARCH
	1Q06	4Q06	1Q07	2006	2007
Exploration & Production	1,400	1,240	1,115	1,400	1,115
Spain	20	—	22	20	22
ABB	770	624	564	770	564
Rest of World	610	616	529	610	529

Refining & Marketing	764	476	677	764	677
Spain	581	394	400	581	400
ABB	119	38	200	119	200
Rest of World	64	44	77	64	77

Chemicals	91	124	138	91	138
Spain	35	71	60	35	60
ABB	39	47	56	39	56
Rest of World	17	6	22	17	22

Natural Gas & Power	172	151	183	172	183

Corporate & others	(73)	(73)	(77)	(73)	(77)

TOTAL	2,354	1,918	2,036	2,354	2,036

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-MARCH
	1Q06	4Q06	1Q07	2006	2007
Exploration & Production	475	676	1,048	475	1,048
Spain	1	1	1	1	1
ABB	218	297	227	218	227
Rest of World	256	378	820	256	820

Refining & Marketing	134	474	215	134	215
Spain	78	335	116	78	116
ABB	46	96	89	46	89
Rest of World	10	43	10	10	10

Chemicals	31	94	40	31	40
Spain	25	43	26	25	26
ABB	3	16	6	3	6
Rest of World	3	35	8	3	8

Natural Gas & Power	83	92	48	83	48

Corporate & others	36	64	26	36	26

TOTAL	759	1,400	1,377	759	1,377

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER	MARCH
	2006	2007
Goodwill	3,422	3,398
Other intangible assets	1,156	1,161
Property, Plant and Equipment	23,475	24,113
Long term financial assets	1,170	1,261
Other non-current assets	903	934
Deferred tax assets	913	891
Assets held for sale	249	5
Current assets	11,069	11,458
Temporary cash investments and cash on hand and in banks	2,844	2,759

TOTAL ASSETS	45,201	45,980

Total equity
Attributable to equity holders of the parent	17,433	18,198
Minority interests	609	633
Non-current provisions for contingencies and expenses	2,957	2,918
Deferred tax liabilities	2,707	2,667
Subsidies and deferred revenues	224	239
Preferred shares	3,445	3,498
Non-current financial debt	7,038	7,123
Financial lease liabilities	561	558
Other non-current debt	449	430
Current financial debt	1,556	1,482
Other current liabilities	8,222	8,234

TOTAL EQUITY AND LIABILITIES	45,201	45,980

FINANCIAL RATIOS
NET DEBT	4,396	4,426

CAPITAL EMPLOYED	25,883	26,755

ROACE before non-recurrent liabilities	13.8%	13.8%

STATEMENT OF CASH FLOW

JANUARY - MARCH 2006 and 2007

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q06	1Q07
I. CASH FLOWS FROM OPERATIONS
Income before taxes	1,486	1,410
Adjustments:
Minority interests	25	37
Income from equity-accounted companies	(26)	(30)
Amotizations	733	734
Net operating provisions	121	(35)
Income/expenses from disposal of non-trade assets	(29)	(10)
Accrued financial charges	119	(10)
Other adjustments	(75)	(60)

EBITDA	2,354	2,036

Actual variation in trade working capital	(1,068)	(16)
Dividends received from equity method accounted companies	26	18
Income taxes paid	(525)	(355)
Provisions used	(111)	(39)

	676	1,644

II. CASH FLOWS FROM INVESTMENT ACTIVITIES
Investments in fixed assets and companies:
Intangible assets	(20)	(21)
Property, plant, and equipment	(627)	(1,173)
Invesment in consolidated companies	(22)	(2)
Other non-current assets	(90)	(181)

Total Investments	(759)	(1,377)
Divestments	84	45

	(675)	(1,332)

III. CASH FLOWS FROM FINANCING ACTIVITIES
Net financial debt received (cancelled)	(257)	75
Financial charges paid	(72)	(39)
Grants and other non-current cancelled liabilities and other	78	(14)
Dividends paid	(372)	(452)

	(623)	(430)

CASH AND CASH EQUIVALENTS AT THE START OF THE PERIOD	2,648	2,557
Net cash flow (I, II and III)	(622)	(118)
Other variations in cash and cash equivalents
Due to the incorporation of companies	(5)	—
Due to translation differences	(7)	(13)

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,014	2,426

TABLES

OPERATING HIGHLIGHTS

1ST QUARTER 2007

OPERATING HIGHLIGHTS E&P

				% Variation 07 / 06
		2006	2007
	Unit	1 Q	1 Q
HYDROCARBON PRODUCTION	K Boe/d	1,130.2	1,084.5	-4.0

Crude and Liquids production	K Boe/d	533.7	511.6	-4.1
-ABB	K Boe/d	369.6	379.7	2.7
-Rest of the world	K Boe/d	164.1	131.9	-19.6

Natural Gas production	K Boe/d	596.5	572.9	-4.0
-ABB	K Boe/d	406.2	402.6	-0.9
-Rest of the world	K Boe/d	190.3	170.3	-10.5

Note: Net production of Libyan and Algerian contracts has been adjusted in accordance with the economic interest method for each of the reported periods in order to align operating figures and financial data.

OPERATING HIGHLIGHTS CHEMICALS

				% Variation 07 / 06
		2006	2007
	Unit	1 Q	1 Q
SALES OF PETROCHEMICALS PRODUCTS	Kt	1,168	1,147	-1.8
By tipe of product
-Basic petrochemical	Kt	246	230	-6.8
-Spain	Kt	82	65	-21.3
-ABB	Kt	50	46	-8.2
-Rest of the world	Kt	114	119	4.2

-Derivative petrochemicals	Kt	922	917	-0.5
-Spain	Kt	338	325	-3.6
-ABB	Kt	120	184	53.5
-Rest of the world	Kt	464	408	-12.1

OPERATING HIGHLIGHTS R&M

				% Variation 07 / 06
		2006	2007
	Unit	1 Q	1 Q
CRUDE PROCESSED	M toe	14.1	14.0	-0.4
-Spain	M toe	8.7	8.4	-3.1
-ABB	M toe	4.5	4.6	3.2
-Rest of the world	M toe	0.9	1.0	8.3
SALES OF OIL PRODUCTS	Kt	14,469	14,502	0.2
- Sales in Spain	Kt	8,641	8,315	-3.8
- Own network	Kt	5,384	5,276	-2.0
- Light products	Kt	4,383	4,356	-0.6
- Other Products	Kt	1,001	920	-8.1
-Other Sales to Domestic Market	Kt	1,862	1,664	-10.6
- Light Products	Kt	1,288	1,159	-10.0
- Other Products	Kt	574	505	-12.0
-Exports	Kt	1,395	1,375	-1.4
- Light Products	Kt	453	497	9.7
- Other Products	Kt	942	878	-6.8
- Sales in ABB	Kt	3,845	4,025	4.7
- Own network	Kt	2,449	2,597	6.0
- Light products	Kt	1,977	2,107	6.6
- Other Products	Kt	472	490	3.8
-Other Sales to Domestic Market	Kt	611	622	1.8
- Light Products	Kt	448	459	2.5
- Other Products	Kt	163	163	0.0
-Exports	Kt	785	806	2.7
- Light Products	Kt	410	299	-27.1
- Other Products	Kt	375	507	35.2
- Sales in rest of the world	Kt	1,983	2,162	9.0
- Own network	Kt	1,313	1,576	20.0
- Light products	Kt	1,168	1,415	21.1
- Other Products	Kt	145	161	11.0
-Other Sales to Domestic Market	Kt	332	329	-0.9
- Light Products	Kt	252	269	6.7
- Other Products	Kt	80	60	-25.0
-Exports	Kt	338	257	-24.0
- Light Products	Kt	102	51	-50.0
- Other Products	Kt	236	206	-12.7

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

				% Variation 07 / 06
		2006	2007
	Unit	1 Q	1 Q
LPG

LPG SALES	Kt	1,122	1,058	-5.7
- Sales in Spain	Kt	627	570	-9.0
- Sales in ABB	Kt	239	212	-11.0
- Sales in rest of Latam	Kt	186	205	10.7
- Sales in rest of the world	Kt	71	70	-1.2

0 2007 First Quarter PRELIMINARY RESULTS WEBCAST-CONFERENCE CALL 14.00 H CET May, 14 th 2007 Item 2

1
Disclaimer
This presentation contains forward-looking statements that are subject to risks associated with the oil, gas, power, chemicals and renewable energies businesses. It is believed that the expectations reflected in these statements are reasonable, but such expectations may be affected by a variety of factors which could cause actual results or trends to differ materially, including, but not limited to: oil and gas price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax and legal and regulatory developments, including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. For a further discussion of the factors that could affect our future results, see “Risk Factors” in the company’s Annual
Report on Form 20-F for the year ended December 31st, 2005 filed with the US Securities and Exchange Commission and in the Base
Prospectus dated February 2, 2007 of Repsol International Finance, B.V. Euro 10,000,000,000 guaranteed Euro Medium Term Note
Programme filed with the Luxembourg Commission on Surveillance du Secteur Financier.
In addition, this announcement also contains statements regarding estimates of proved oil and gas reserves of Repsol YPF. The estimation of proved reserves may involve complex judgments, including judgments about expected economic, technical and other operating conditions, and are subject to changes due to a variety of factors, many of which are beyond Repsol YPF´s control. These factors include but are not limited to changes in oil and gas prices, geological and operating data derived from exploration and production activities, technological developments, budgeting, investment and other financial decisions that we and other oil and gas companies may make, political events generally, changes in the applicable political, legal, regulatory and tax environments in which we operate, environmental risks, project delay or advancement, and technical factors associated with the exploration and production of hydrocarbons.
Cautionary Note to US Investors:
Cautionary Note to US Investors:
The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

2 1Q 2007 HIGHLIGHTS Miguel Martínez Executive Director of Control & Corporate Development

3
•
EBIT   1.4 Billion €
•
Net Income   888 Million € + 3%
1Q 2007 Highlights
Market environment
•
Strength Euro versus the US dollar
•
Significantly lower oil prices
•
Strong refining and downstream margins

4
Upstream LIBYA
Upstream LIBYA
•
New company name for Libya operations: Akakus Oil Operations
•
Satisfactory results in our exploration campaign
discovery in the NC-200 Block
•
Approval received for the development of the discoveries I and R in
NC186 and  NC115 blocks
•
NC-137 block in the Sirte basin assigned under the EPSA IV
1Q 2007 Highlights

5
BOLIVIA
BOLIVIA
•
New contracts between oil
companies and the
Government were finally
approved and validated on
May 2
nd
2007
1Q 2007 Highlights
TUICHI
BOOMERANG I
BOOMERANG III
MAMORE
GRIGOTA
CHARAGUA
CAMIRI
CAIPIPENDI
CAMBARI
AMBORO
ESPEJOS
SAN ANTONIO
SAN ALBERTO
MARGARITA

6 1Q 2007 Results Miguel Martínez Executive Director of Control & Corporate Development

7 1,604 1,407 0 600 1200 1800 1Q 06 1Q 07 862 888 0 400 800 1Q 06 1Q 07 Net Income Million € Million € 1Q 2007 Results Operating Income

8
916
625
-117 -5
-50
-54
-65
0
200
400
600
800
1000
mar-06 OIL PRICE VENEZUELA EXCHANGE
RATE
EXPLORATION
AMORT.
COSTS &
OTHERS
mar-07
Million Euro
1Q 2007 Results:  UPSTREAM
UPSTREAM: Income from Operations

9
Production
0,9
-1
-5
0
5
1Q 06 1Q 07
62,8
43
0
50
100
1Q 06 1Q 07
Effect of withdrawal from Dubai
Effect of withdrawal from Dubai
23,000
20,000
15000
20000
25000
1Q 06 1Q 07
Boepd
1Q 2007 Results
Million US $
Net income
21,200 Boepd
FY 2006
•199 Million
US$ FY2006
Million US $
•
-11 Million US$ FY2006
Operating income

10

+6
+8
-51
-201
+272
0
200
400
600
800
1000
mar-06 MARGIN VOLUME MIX INVENTORY
EFFECT
EXCHANGE
RATE
COSTS
/OTHERS
mar-07
Million Euro
DOWNSTREAM: Income from Operations
1Q 2007 Results:  DOWNSTREAM

11 39 88 +7 +2 -4 -13 +57 0 20 40 60 80 100 120 mar-06 MARGIN VOLUME MIX INVENTORY EFFECT EXCHANGE RATE COSTS/OTHERS mar-07 CHEMICALS: Income from Operations 1Q 2007 Results: CHEMICALS Million Euro

12
1,604
1,407
-49
-54
-105
+13
-214
+329
-117
0
200
400
600
800
1000
1200
1400
1600
1800
2000
2200
mar-06 CRUDE OIL PRICE
EFFECT
MARGIN VOLUME MIX INVENTORY EFFECT EXCHANGE RATE EXPLORATION
AMORT.
COSTS/OTHERS mar-07
1Q 2007: Income from Operations
1Q 2007 INCOME FROM OPERATIONS
Million Euro

13
1Q07 – FINANCIALS & TAX RATE
FINANCIAL RESULTS:
FINANCIAL RESULTS:
•
Reversal of interests accrued on fiscal provisions
TAX RATE:
TAX RATE:
•
40% rate estimated for year 2007
•
1Q07 lower rate than expected due to reversal of certain fiscal provisions

14
Million Euro
16.5%
4,426
26,755
2,036
1.85
15.7
83
129
24.6
Mar 31
2007
FINANCIAL STRUCTURE
NET DEBT
NET DEBT / CAPITAL EMPLOYED (%)
CAPITAL EMPLOYED
EBITDA
EBITDA / NET DEBT
EBITDA / NET INTEREST + DIVIDENDS PREFERRED
NET INTEREST
NET INTEREST + DIVIDENDS PREFERRED SHARES
EBITDA / NET INTEREST
17.0%
4,396
25,883
9,053
2.06
16.5
359
548
25.2
Dec 31
2006
18.9%
4,893
25,911
2,354
1.92
16.8
94
140
25.0
Mar 31
2006
st
st
st

15
452
355
4,426
4,396
2,036
1,250
16
85
39
53
3000
5000
7000
31 Mar 2007
CAPEX
31 Dec 2006
EXCHANGE
RATE
EFFECT
OTHERS
DIVIDENDS
Million Euro
EBITDA
INCOME
TAX PAID
VARIATION WORKING
CAPITAL
DIVESTMENTS
NET DEBT EVOLUTION: 1 QUARTER 2007
ST

16
Conference Call Details
REPSOL YPF 1st QUARTER 2007  PRELIMINARY RESULTS
PLEASE KINDLY TAKE NOTE OF THE DETAILS OF THE CONFERENCE CALL AND WEBCAST:
Monday, 14th May 2007
14.00h (Madrid) 13.00h (London)
SUMMARY:
SUMMARY:
Listen only mode Intervention followed by a Questions and Answer Session
Dial in number (on Spain):    +34 91 789 51 40
Dial in number (rest of countries):    +44 (0) 207 107 0685
Access code not needed
The conference call will be available for 7 days after the 14th May 2007 (until May 21th 2007) on the following number:
Replay details Replay details
Dial in on:   +34 91 787 96 70              Pin number:   184534#
On our website replay will be available for the next 6 months. For any further information please contact the
Investor Relations team:
Tlf: 34-91-3485548
e-mail: inversores@repsolypf.com

17
P
O
Castellana 278-280
28046 Madrid (Spain)
Tel: 34 913 48 55 48
Fax: 34 913 48 87 77
1Q 2007
1Q 2007
PRELIMINARY RESULTS
PRELIMINARY RESULTS
E-mail: inversores@repsolypf.com
Website: www.repsolypf.com
Investor Relations
Investor Relations
*
*
*

Item 3

Press Release

Corporate Division of Communication	Paeseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, May 14, 2007

Nº of pages: 6

First Quarter Results 2007

INCREASE OF 3% IN SPITE OF CRUDE OIL FALL

REPSOL YPF’S NET INCOME REACHES 888 MILLON EUROS

•	Chemical results increase by more than 125%.

•	Refining & marketing and gas & electricity increments of more than 5.5%.

•	Exploration & production investments grow 120%.

•	The plan, in Libya, to develop Repsol YPF’s largest oil discovery is on course.

Repsol YPF obtained in the first quarter of 2007 a net income of 888 million euros, 3% higher than same period last year. This increase was attained in spite of a drop in international crude oil prices, which Brent decreased by more than 4 USD/barrel with respect to the same quarter of the previous year and revaluation of the euro against the dollar.

These effects where partially compensated by larger margins in refining and marketing, GLP and petrochemicals. The operations results where situated in 1,407 million euros versus the 1,604 million euros of 2005.

By area of activity, the results in the chemical area stand out with a growth of 125.6%, as well as refining and marketing and gas and electricity, which increased 5.6% and 5.7% respectively. On the hand of exploration and production, which operating results diminished 31.8%, was negatively affected by the drop in crude oil prices previously mentioned.

At the end of the first quarter of 2007, Repsol YPF’s net debt was situated at 4,426 million euros, representing a slight increase of 30 million euros with respect to the close of 2006. The net debt to capitalisation ratio was situated at 16.5% with reduction of 2.9% with respect to the amount reported in December 2006.

1

The investments realized in the first quarter of 2007 amounted to 1,377 million euros, fundamentally in the areas of exploration and production (1,048 million euros) and refining and marketing (215 million euros).

BUSINESS AREAS

The operating results of exploration and production, in the first quarter of 2007, attained 625 million euros versus the 916 million euros obtained in the first quarter of 2006. This reduction was mainly due to the diminishing international crude oil prices, the general increase of exploration costs, currency exchange rates and greater amortizations.

The Company’s liquids realisation price averaged 41.09 $/barrel, versus the 42.87 $/barrel for the same quarter last year. This decrease is a consequence of the drop in the reference prices and was partially compensated by the significant increase in sales price in Venezuela, derived from the application of the new Mixed Company contracts.

The average gas price for the quarter was situated at 2.53 dollars per thousand cubic feet, a 22.2% increase versus the same period of 2006, principally due to the higher average sales price in Trinidad and Tobago, Bolivia, Venezuela and Argentina.

The total hydrocarbon production for January-March of 2007 attained 1,084,500 barrel equivalent per day, 4% less than first quarter of 2006. This reduction was principally due to lower production in Venezuela as a consequence of the migration of Operating Contracts to Mixed Companies and lower production of liquids in Argentina due to declining fields.

On a positive note, the production of the Albacora Leste field in Brazil of 19 kbep/day and the increased production in Trinidad and Tobago due to the fourth liquefaction train of Atlantic LNG running at higher capacity.

The first quarter investments in exploration and production reached 1,048 million euros, 120.6% greater that the first quarter of 2006. This increase was mainly due to greater investments in development phase projects (36% of the total), the acquisition of 28% of Genghis Khan in the US Gulf of Mexico and the investments made in the Canaport and Peru LNG projects.

The operating results for refining and marketing for the first quarter of 2007 increased to 637 million euros versus 603 million euros for the same period of 2006, an increase of 5.6%.

This increase in the results was produced by an improvement in the refining and marketing margins in Spain and Argentina. The company’s refining margin indicator for the first quarter was 7.3 dollars/barrel versus 5.7 dollars/barrel for the same quarter of 2006. In marketing the Spanish commercialization margins where superior with respect to the first quarter of 2006 and in Argentina they slightly improved.

2

Total sales volume for oil products increased 0.2% during the first quarter of 2007 reaching 14.5 million tones. In Argentina, Brazil and Bolivia (ABB), sales increased 4.7% while in Spain sales were inferior by 3.8%. In the rest of the world sales increased 9% reaching 1.98 million tones. On the other hand, the sales to our own marketing network increased in ABB (6%) and the rest of world (20%).

Total world GLP sales decreased by 5.7%. By country, sales decreased in Spain and ABB with substantial increases in Peru (15.6%), Chile (10.5%) and Ecuador (6.6%).

Refining and marketing investments realized during the first quarter of 2007 attained 215 million euros, principally destined to refining in progress projects, in operational and installation improvements, security and environment, quality of fuels and conversion.

Operating results for the first quarter of 2007 reached 88 million euros versus 39 million euros for the same quarter of 2006, representing an increase of 125.6%. This strong growth is a consequence of larger international margins of base chemicals and derivatives in Latin America and lower cost of energies.

Total sales volume for petrochemical products reached 1,147 million tones in the first quarter of 2007, a 1.8% decrease from the previous year.

The first quarter investments for 2006 totalled 40 million euros, a 29% increase versus the same period of the previous year, noting the capacity expansion of the propylene oxide/styrene monomer plant and the construction of a benzene plant, both situated in Tarragona.

The results of gas and electricity operations in the first quarter of 2007 reached 149 million euros versus the 141 million euros for the same period of the previous year, representing a 5.7% increase. These results reflect the increase of Gas Natural SDG results, particularly noting the growth of the distribution activity in Latin America and the commercialization of natural gas in Spain.

The investments in gas and electricity during the first quarter of 2007 were 48 million euros, a 42% decrease from the same quarter of last year, fundamentally dedicated to projects in electricity generation and distribution activity in Spain.

3

1ST QUARTER HIGHLIGHTS

Antonio Brufau, Executive Chairman of Repsol YPF and Shokri Ghanem, President of the National Oil Company of Libya (NOC), announced the agreement for the I/R filed development, which has 1,261 million barrels of “oil in place”, representing the company’s largest historical discovery of oil. The development of this mega field, that includes blocks NC186 and NC115, situated in the prolific Murzuq Basin, will permit Repsol YPF to double its current reserves and production in Lybia for years to come and will strengthen its position in the North of Africa that, in addition to being the companies most profitable area, will guarantee the sustainable development during the following 15 years. Repsol YPF is the first oil producer private company in Libya, with an approximated production of 250,000 barrels/day, of high quality crude, and with reserves superior to 70 million barrels.

The Joint Venture company Repsol / Gas Natural LNG, Stream, adds three new liquefied natural gas (LNG) tankers to its fleet, one from Naviera Elcano and two from Knutsen OAS. Repsol has signed an agreement of the three tankers mentioned on a time charter basis, which will be added to the JV fleet in 2010 for the Peru LNG project. Each tanker will have a nominal capacity of 173,000 metric meters of LNG.

Repsol YPF held its Annual General Shareholders Meeting on May 9th 2007, in which the appointments of Luis Carlos Croissier and Ángel Durández, as independent outside board members, were approved. With these, the company’s Board of Directors will count on 8 independent outside board members. Additionally approved was the ratification and appointment of Juan Abelló, Luis Fernando del Rivero and José Manuel Loureda as institutional outside board members nominated by Sacyr Vallehermoso, and Manuel Raventós as institutional outside board member nominated by “la Caixa”.

On April, Repsol YPF was prized as the best oil company in Europe in terms of Social Corporate Responsibility and in the first twelve of the continent based on The Good Company Ranking 2007. The study, which is elaborated by Kirchhoff Consultant and Deloitte, evaluates the performance of the top 120 companies in Europe and was announced during the Davos World Economic Forum.

4

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – March		Variation %
	2006	2007
Revenues from continuous operations before financial expenses	2,354	2,036	(13.5)
Income from continuous operations before financial expenses	1,604	1,407	(12.3)
Financial expenses	(119)	10	(108.4)
Income from discontinued operations before tax	—	—	—
Income before tax and income from associates	1,485	1,417	(4.6)
Income tax	(624)	(522)	(16.3)
Share in income from companies carried by the equity method	26	30	15.4
Income for the period	887	925	4.3
Income attributable to minority interests	25	37	48

NET INCOME	862	888	3

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS BEFORE FINANCIAL

CHARGES, BY ACTIVITIES

(Million euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – March		Variation %
	2006	2007
Exploration & production	916	625	(31.8)
Refining & marketing	603	637	5.6
Chemicals	39	88	125.6
Gas & power	141	149	5.7
Corporate & others	(95)	(92)	(3.2)

TOTAL	1,604	1,407	(12.3)

5

REPSOL YPF OPERATING HIGHLIGHTS

	January – March		Variation %
	2006	2007
Oil and gas production (Thousand boepd)	1,130.2	1,084.5	(4.0)
Sales of oil products (Thousand tons)	14,469	14,502	0.2
Sales of petrochemical products (Thousand tons)	1,168	1,147	(1.8)
LPG sales (Thousand tons)	1,122	1,058	(5.7)

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	December 2006	March 2007
Goodwill	3,422	3,398
Other intangible assets	1,156	1,161
Property, plant & equipment	23,475	24,113
Long term financial instruments	1,170	1,261
Other non-current assets	903	934
Deferred tax assets	913	891
Assets held for sale	249	5
Current assets	11,069	11,458
Temporary cash investments and cash on hand and in banks	2,844	2,759

TOTAL ASSETS	45,201	45,980

Total equity	18,042	19,831
Long term provisions	2,957	2,918
Deferred tax liabilities	2,707	2,667
Subsidies and deferred revenues	224	239
Preferred shares	3,445	3,498
Non-current financial debt	7,038	7,123
Financial lease liabilities	561	558
Other non-current debt	449	430
Current financial debt	1,556	1,482
Other current liabilities	8,222	8,234

TOTAL EQUITY AND LIABILITIES	45,201	45,980

6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 15, 2007	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer